EXHIBIT 99.6
                                          [ENGLISH TRANSLATION]



                      Form of Amendments
           to Estatutos of Embotelladora Andina S.A.

                   EMBOTELLADORA ANDINA S.A.
          EXTRAORDINARY GENERAL STOCKHOLDERS MEETING


In Santiago, Chile, on the ----- of ----------, 1996, at -------,
at the Company's offices located at Avenida Carlos Valdovinos
No. 560, Borough of San Joaquin, the Extraordinary General Stockholders Meeting of EMBOTELLADORA ANDINA S.A. was held, as called by Board of Director's agreement.

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PURPOSE OF THE MEETING
The Chairman announced that the purpose of this Meeting was to submit to the shareholders for their consideration, as per the call, the Board's proposals with respect to the following matters:

1) Terminate, with respect to the part not subscribed nor paid at this date, the balance of the capital increase of Embotelladora Andina S.A. approved by the General Extraordinary
Shareholders Meeting on April 20, 1994, and amended by resolutions adopted at the General Extraordinary Shareholders
Meeting on October 25, 1994.

2) Increase the corporate capital of the Company by an amount no lower than 101,695,000,000 Chilean pesos which increase shall be carried out in one stage on a date the Board determines, which determination the Board must effect within a period of one year from the date of this Meeting, through the issuance of up to 43,000,000 payable shares, without par value, which shall be issued to be paid in cash, exclusively by the Company's shareholders or their assignees entitled to them, at a price per share determined by the Board. The Meeting must set the definitive

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amount of the capital increase and the final number of payable shares to be issued, delegate to the Board the power to fix the final price of the shares offering pursuant to the last paragraph of Article 28 of the Regulations of the Law of Corporations, and empower the Board to determine the date and conditions of the stock issuance and address certain other matters concerning said capital increase, including the procedures to be observed with respect to the placement of fractional shares resulting from the proration among the Company's stockholders of the preemptive rights to purchase shares and the placement of shares not subscribed or timely paid, including the power to determine that these shares not be placed, and the term and procedures for the transfer of stock subscription options to be issued in the capital increase. The funds obtained as a result of said capital increase shall be allocated to acquire shares of the minority shareholders of the Company's subsidiary in the Republic of Argentina, Embotelladoras del Atlantico S.A., and to finance a capital increase to be effected by a subsidiary of the Company in the Republic of Argentina, Inversiones del Atlantico S.A., which subsidiary shall use those funds to acquire 78.7% of the stock currently issued by the company Inti S.A. Industrial y Comercial, and 100% of the stock presently issued by the company Complejo Industrial Pet S.A. Inti S.A. Industrial y Comercial is Coca-Cola's bottling company in the Province of Cordoba, Republic of Argentina. Complejo Industrial Pet S.A., located in the city of Buenos Aires, Republic of Argentina, is a bottle manufacturing company which supplies products to the various Coca-Cola bottlers in the Republic of Argentina.

3) Divide the corporate capital into two series of stock, both Preferred, without par value, whose number, features, rights and privileges are indicated hereunder: A) The Series A shall be comprised of 395,595,788 shares; and the Series B shall be comprised of 395,595,788 shares. B) The preference of Series A shares shall consist only in the right to elect six of the seven Regular Directors of the Company, along with their respective Alternates. The preference of Series B shares shall consist only in the right to receive all and any of the dividends which per each share the Company distributes, whether interim, definitive, minimum mandatory, additional, or eventual, increased by 10%. C) If in the future because of an exchange of shares, distribution of fully paid shares or issuance of cash shares or because of any other reason or cause the number of shares of Series A and/or B were to increase or decrease, such event shall not alter under any circumstance the privileges and rights of such shares set forth in these by-laws. If as a result of the special exchange of

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shares agreed to at the Extraordinary General Stockholders Meeting of Embotelladora Andina S.A. called by this notice the number of Series A shares were to decrease to less than 200,000,000 shares, the Series A and B shall become void, and the shares which comprise them automatically would become common shares without any preference whatsoever, eliminating the division into series of shares. D) The preferences of Series A and B shares shall be in effect until December 31, 2130. Once this period has expired, Series A and B shall become void and the shares which comprise them shall automatically become common shares without any preference whatsoever, eliminating the division into series of shares. E) The preferences of Series A and B shares shall be in effect even though such shares, wholly or partly, are transferred. F) Series A shares shall be entitled to full voting rights without limitation. G) Series B shares shall be entitled to limited voting rights, able to vote only in respect of the following matter: the election of a Regular Director for the Company and his respective Alternate.

This division of the corporate capital into two series of shares shall be effected after the period to subscribe and pay the cash share issuance mentioned under preceding paragraph "2" expires, through the increase in the number of the Company's shares from 395,595,788 to 791,191,576, for whose purpose the shareholders would exchange their stock titles for new stock titles Series A and B, entitling each shareholder to receive one Series A share and one Series B share for each share they hold as of the fifth business day prior to the day the Board sets for the exchange, having the Meeting to determine the periods during which this exchange shall take place and empowering the Board to set the date for same.

4) During the three years from the date on which the capital increase and exchange of shares previously indicated under the preceding paragraphs "2" and "3" are effected, it is proposed to establish a special exchange of Series A shares for Series B shares of Embotelladora Andina S.A., which shall be offered by the Board to the Series A shareholders, with up to four exchange periods all to be effected within the period the Meeting sets, having the assembly to set also the duration for each exchange period. This special exchange would be voluntary, the Series A shareholders being able to exchange all or some of their shares of said series at their sole discretion.

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5) Increase the number of the Company's Directors, from five regular and Alternate members, to seven regular members and their respective Alternates, setting forth temporary rules to constitute the Board with the new number of members agreed to by the Meeting.

6) Modify the manner in which the Company's net profits are distributed.

7) Delete all transitory articles which are no longer in force and add the new transitory provisions necessary to carry out the amendments agreed to at the Meeting.

For the purposes previously indicated, permanent articles fifth, seventh, twenty third and twenty ninth of the corporate by-laws shall be modified, and all the agreements necessary to formalize and effect the resolutions reached by the assembly shall be adopted.

REPORT BY THE CHAIRMAN TO THE STOCKHOLDERS

Mr. Jose Said requested that the stockholders approve at the proper time the report just submitted to the assembly, indicating that next submitted for the consideration and approval of the Meeting would be the concrete agreements necessary to adopt the proposed statutory amendments.

The Chairman expressed to the stockholders that the Company's Board, in session held on the ------- of --------------- of this year, agreed to call this Special Stockholders Assembly, in order to propose to the Meeting the amendments to the corporate by-laws which he explains next:

AGREEMENT FIRST:
Approve the report with respect to the amendments to the corporate by-laws proposed by the Board which the Chairman has submitted to the assembly, which report is included in the minutes of this Meeting and is for all purposes understood to form an integral part of this "Agreement First".

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AGREEMENT SECOND:
Invalidate, with respect to that portion neither subscribed nor paid as of the date of this Meeting, the capital increase balance of Embotelladora Andina S.A. agreed to at the Extraordinary General Stockholders Meeting held on April 20, 1994, whose minutes were converted into public deed on May 12, 1994 at the Notary for Santiago of Mr. Jose Musalem Saffie, and modified as per agreements reached at Extraordinary General Stockholders Meeting held on October 25, 1994, whose minutes were converted into public deed on October 28, 1994 at the Notary for Santiago of Mr. Jose Musalem Saffie.

Therefore, the corporate capital is set in the amount subscribed and paid as of the date of this Meeting:
80,486,421,000 Chilean pesos divided into 352,595,788
registered shares, without par value, all of one and the same series, without any privilege whatsoever.

AGREEMENT THIRD:
Approve the amendments to the corporate by-laws as provided in the Chairman's report, for whose purpose it is agreed to substitute articles fifth, seventh, twenty third and twenty ninth permanent from the corporate by-laws in the manner indicated hereunder, agreeing furthermore to eliminate all articles transitory since they are no longer valid, and add onto the same the new articles transitory indicated next.

Thus, the wording that would be approved for the aforementioned statutory provisions permanent and transitory is as follows:

ARTICLE FIFTH:
The Company's capital is 182,181,421,000 Chilean pesos divided into two series of shares, denominated Series A and Series B both Preferred, all without par value, whose number, features, rights and privileges are indicated in the following letters:

A) Series A will be formed by 395,595,788 shares; and Series B will be formed by 395,595,788 shares.


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B) The preference of the Series A shares shall consist only in the right to elect six out of the seven Regular Directors of the Company, along with their respective Alternates.

The preference of the Series B shares shall consist only in the right to receive all and any of the dividends which per Series A share the Company distributes, whether temporary, definite, minimum mandatory, additional, or eventual, increased by 10%.

C) If in the future because of an exchange of shares, distribution of fully paid shares or issuance of cash shares or because of any other reason or cause the number of shares of Series A and/or B were to increase or decrease, such event shall not alter under any circumstance the privileges and rights of such shares as set forth in these by-laws.

If as a result of the special exchange of shares agreed to at the Extraordinary General Stockholders Meeting of Embotelladora Andina S.A. held on the ----------- of -----------, 1996, to which "Article Fourth Transitory" of these by-laws refers, which transitory provision was added to the by-laws at the Meeting just mentioned, the number of Series A shares were to decrease to less than 200,000,000 shares, the Series A and B shall become void, and the shares which comprise them automatically shall become common shares without any preference whatsoever, eliminating the division into series of shares.

D) The preferences of Series A and B shares shall be in effect until December 31, 2130. Once this period has expired, Series A and B shall become void and the shares which comprise them shall automatically become common shares without any preference whatsoever, eliminating the division into series of shares.

E) The preferences of Series A and B shares shall be in effect even though the shares of such series, wholly or partly, are transferred.

F) Series A shares shall be entitled to full voting rights without limitation.

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G) Series B shares shall be entitled to limited voting rights, able to vote only in respect of the following matter: the election of a Regular Director for the Company and the respective Alternate, pursuant to Article Seventh of these by-laws.

ARTICLE SEVENTH:
The Company shall be administered by a Board comprised of seven regular members, each of whom shall have a respective
Alternate.

The Directors may or may not be shareholders, shall be in office for three years and may be indefinitely reelected.

The Directors shall be elected by the Series A and B shares in separate voting as follows: Series A shares shall elect six regular Directors and their respective Alternates and Series B shares shall elect one regular Director and his respective Alternate.

ARTICLE TWENTY THIRD: Only the holders of shares registered in the Shareholders Registry five days in advance of the date of the respective Shareholders' Meeting shall be entitled to participate in such meeting and exercise their voting rights and their rights to express their views at such meeting. The shareholders shall be entitled to one vote per each share they own or represent and shall be entitled to cumulate or distribute their votes, at their convenience, notwithstanding the restrictions on the right to vote those shares comprising Series B of Preferred Stock, as stipulated in letter "G" under Article Fifth in these by-laws, and notwithstanding, furthermore, the restrictions on the right to vote shares owned by Mutual Funds.

ARTICLE TWENTY NINTH: There shall be allocated from the net profits of the period: a) A portion equal to at least 30% of such net profits, to be distributed in cash as a dividend among the Series A and B shareholders, on a pro rata basis; b) A sufficient portion shall be allocated to increase the dividend which as per the foregoing clause Series B may be entitled, in the necessary amount to comply with the preference of the Series B described in paragraph "B" under Article Fifth in these by-laws; c) The remaining profit which the meeting agrees not to distribute as a dividend during the period shall be allocated to create the reserve fund that the same

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Shareholders Meeting may determine, such balance also being able to be allocated to pay possible dividends in future periods. Insofar as the amounts agreed to be paid as a higher dividend exceed that of the mandatory minimum referred to in the foregoing clause "a", the shareholders shall be given the option to receive such dividends in cash, fully paid shares issued by the Company or in stock of open corporations held by the Company.
The portion of the profits the Meeting has agreed not to be allocated for the payment of dividends may be capitalized at any time after the by-laws have been amended.

ARTICLE TRANSITORY FIRST: At Embotelladora Andina S.A.'s Extraordinary Shareholders Meeting held on ----------- of -----
- ------------, 1996, the corporate by-laws were modified, increasing the number of Directors from five regular Directors and their corresponding Alternates to seven regular Directors and their corresponding Alternates.

The constitution of the Board with the new number of Directors shall take place at the first meeting the Board currently in office holds within the month following the month in which the agreements reached at the Extraordinary Shareholders Meeting referred to at the beginning of this provision transitory are fully legalized; that is, the minutes of the aforementioned Meeting are converted into public deed and its excerpt registered at the Registry of Commerce and published in the Official Gazette. At the meeting mentioned above, the Board shall appoint two new regular Directors and their corresponding Alternates; thus, the Board shall be comprised of seven regular members and their corresponding Alternates.

Until the aforementioned Board meeting is held, the Company's Board shall continue holding meetings with its five current regular members or their corresponding Alternates, having the power and authority to adopt agreements with the supporting votes of at least three of its members with the right to vote.

The Board constituted as mentioned above shall be in office until the date of the next General Shareholders Meeting to be held by the Company after the date on which the Series A and B shares are issued, to which issuance statutory "Article Transitory Second" refers, and at said meeting the Company's total number of Directors shall be elected in the manner set forth under the permanent articles of these by-laws.

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ARTICLE TRANSITORY SECOND: The General Extraordinary
Shareholders Meeting of Embotelladora Andina S.A., held on ----
- --- of --------------, 1996, resolved to terminate, with respect to the part not subscribed nor paid up to the date of the Shareholders Meeting mentioned, the capital increase of the Company approved at the Extraordinary Shareholders Meeting dated April 20, 1994, whose minutes were converted into a public deed document dated May 12, 1994 in the Notary of Santiago of Jose Musalem Saffie, amended by the agreements adopted at the General Extraordinary Shareholders Meeting held on October 25, 1994, whose minutes were converted into a public deed document dated October 28, 1994 in the Notary of Santiago of Jose Musalem Saffie. Consequently, at the date of the Extraordinary Shareholders Meeting mentioned at the beginning of this paragraph, the stock capital was fixed in the amount subscribed and paid up to such date: 80,486,421,000 Chilean pesos divided into 352,595,788 registry shares, without nominal value, all belonging to one and the same series, without any preference.

In addition at the same Extraordinary Shareholders Meeting mentioned at the beginning of this transitory article, it was agreed to increase the corporate capital stock from 80,486,421,000 Chilean pesos to 182,181,421,000 Chilean pesos, and divide such capital into two series of shares, which shall be effected as follows:

A) Capital increase: The increase of capital from 80,486,421,000 Chilean pesos divided into 352,595,788 shares without par value to 182,181,421,000 Chilean pesos divided into 395,595,788 shares without par value, agreed upon at the Extraordinary Shareholders Meeting mentioned at the beginning of this provision transitory, shall be effected, completed and paid as follows:

Through the issuance in one stage of 43,000,000 new shares, without par value, the resolutions with respect to which the Board shall adopt within two months from the date of the Extraordinary Shareholders Meeting mentioned at the beginning of this provision transitory.

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These 43,000,000 shares shall be issued to be paid in cash, exclusively by the Company's shareholders entitled to subscribe them or their assignees, at a price per share determined by the Board according to the powers delegated by the General Extraordinary Shareholders Meeting cited at the beginning of this transitory provision, pursuant to the provisions of the last paragraph of Article 28 of the Regulations of the Law of Corporations. Those shareholders who are shareholders as of the fifth business day prior to the day the subscription option notice is published shall be entitled to a preemptive right to subscribe such shares in the percentage of the shares they own as of such date. The shares to be subscribed by each shareholder, according to his respective percentage, shall be paid in the same act of subscription, in one installment, in cash or with a subscriber's check or a banker's check in favor of the Company.

The Board of Directors may decide whether or not to sell the shares not subscribed by the shareholders or their assignees, entitled to them within a period of 30 consecutive days from the date the notice is published communicating to the shareholders the commencement period for the subscription option, or any fractional shares arising from the proration of preemptive rights among the shareholders. If the Board decides to sell such shares, such shares must be sold at the same price and upon the same conditions as previously offered to the shareholders of the Company, for which purpose the following procedure will be applied: a.1) At the time of exercise of the preferred option for subscription, the shareholder or the assignee interested in acquiring such shares must inform its intention in writing to the Chairman of the Company, indicating the number of additional shares that such shareholder desires to subscribe. a.2) On the second business day following the date on which the preferred option would terminate, at 12:00 noon at the offices of the Shares Department of the Company, street --------------- No. --------, Township ---------------,
the President of the Company, or his substitute, will assign the shares among the interested persons that have informed their intention to subscribe in the manner mentioned in paragraph "a.1". If there are not sufficient shares to satisfy all the offers of subscription, the shares will be assigned to the interested parties on a pro rata basis based upon the number of shares of the Company that each one of them has subscribed in the preferred option period of the issuance and considering the number of additional shares that each shareholder has requested to subscribe. a.3) The interested party that has been assigned the shares must subscribe and pay

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for them, in cash or by a bank check or a bank draft to the order of the Company, executing the subscription agreement in the Department of Shares of the Company within 5 banking days from the following date on which the President of the Company or his substitute has made the assignment making distribution of the shares, as indicated in paragraph "a.2" above. a.4) Once the procedure mentioned in "a.1", "a.2" and "a.3" has concluded, if there are still shares that have not been subscribed in due course by the shareholders or their assignees or there are fractional shares resulting from proration the Board may freely offer them to the shareholders of the Company that be determined, at the same price and conditions of the issuance, all within the term of 30 consecutive days counted from the following date to the date on which the procedure mentioned in paragraph "a.4" is concluded. The number of shares that will be offered to the shareholders by the Board according to this procedure will be determined by the Board in its discretion. The shareholders to whom the Board offers the shares already mentioned, if they decide to accept the offer, must subscribe and pay the shares offered within five banking days counted from the date of the notice by which the Board has made the offer, the payment must be made at the time of the subscription of shares, in cash, bank check or bank draft to the order of the Company, signing the respective subscription agreement in the Department of Shares of the Company. a.5) Once the procedure mentioned in the preceding a.4, is completed and there are shares not subscribed, the issuance of the same will terminate.

If the Board decides not to sell the fractional shares resulting from proration and the shares that have not been subscribed by the shareholders or their assignees during the preferred option period, the issuance of the same will terminate.

The shareholders may transfer all or part of their option right to subscribe the shares to which they are entitled, which transfer must be effected through private deed signed by the assignor and the assignee in the presence of either two adult-age witnesses or a Stock Exchange broker or a Notary Public.
The assignment may also be made through a public deed signed by the assignor and the assignee. For purposes of the above, those shareholders who deem it convenient to assign their option may request, should they desire, from the Company's Shares Department, a certificate evidencing such preemptive option right. The assignment of option right shall only be effective with respect to the Company and third parties when the

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Company acknowledges same, and the assignee shall deliver
to the Company's Shares Department the public or private deed of assignment, attaching to such assignment the above mentioned certificate, in case such assignment had been requested and withdrawn from the Company by the assignor. In all events, the assignee of a preemptive option right shall subscribe and pay the shares to which he is entitled pursuant to the assignment within the same term which the respective option right assignor had. Should the assignee not exercise his right within the above mentioned term, it shall be understood that he waives it.

The current capital increase must be paid within the term that expires on March ---, 1997.

The Board of Directors shall be fully empowered to adopt all the agreements necessary to carry out this capital increase.

B) Formation of Series A and B Shares: Once the term for subscribing and paying the issuance of shares referred to under letter "A" above has expired, the formation of Series A and B shares will take place and the number of Company shares shall be increased from 395,595,788 to 791,191,576 for which the shareholders' stock certificates shall be exchanged for new certificates of Series A and B, each shareholder being entitled to receive a Series A share and a Series B share per each share held as of the fifth business day prior to the day which the Board of Directors decides for this share exchange, the Board of Directors having set the exchange date for a day within the 180 days since the date on which the term for subscribing and paying the issuance of shares referred to under letter "A" of this transitory article has expired, which is counted from March ---, 1997. As of the exchange date, the stock certificates which have theretofore been issued by the Company shall become null and void.

The Board of Directors shall be fully empowered to adopt all the agreements necessary to execute and effect the increase in the number of shares and the exchange stated under the letter above.

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After the completion of the operations stated under this
letter, the Company's paid-in capital shall be divided into 395,595,788 Series A shares and 395,595,788 Series B shares, both series being Preferred.

The exchange operation described under this paragraph "B" shall conclude, in all events, within ten months from the date of the Meeting mentioned at the beginning of this transitory article.

ARTICLE THIRD TRANSITORY:  The special exchange of
Embotelladora Andina S.A.'s Series A shares for Series B shares which was agreed upon at said Company's Extraordinary General
Shareholders Meeting held on ---------------, 1996 shall be effected as follows:

Within three years from the date on which the share certificates of Series A and B shares are issued as a result of the division of the share capital in two series of shares, as described in letter B of Article Second Transitory, the Company's Board of Directors shall agree and offer to the Series A shareholders special exchanges for up to four exchange periods, all of which must take place within the above mentioned three-year term, in order that such shareholders may exchange their Series A shares for Series B shares, upon the following terms and conditions:

a) Entitled to effect these exchanges shall be the holders of Series A shares as of the fifth business day prior to the day which the Board of Directors sets for the beginning of the respective share exchange period, periods which shall last for 60 consecutive days each. b) Each Series A share held by shareholders as of the fifth business day stated under the clause above shall be exchangeable to the Company for a Series B share. c) The special exchanges dealt with in this transitory provision shall be voluntary and the shareholders may exchange all or part of the Series A shares they hold, at their discretion, having to express their intent to effect the exchange which they wish to make in writing to the Company. d) During the special exchange periods mentioned under clause "a" above, the Company shall report every first business day of every week during each period to the Superintendency of Securities and Insurance and the Stock Exchanges the results of the exchange operations as of the date of the weekly report. Within the week following the week in which each special exchange operation is completed, the Company also shall report

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the final results of the same to the Superintendency of
Securities and Insurance and Stock Exchanges. e) The stock certificates of the Series A shares which are exchanged for Series B shares pursuant to the procedures set forth in this transitory provision shall become void from the date of their exchange. f) The Board of Directors shall be fully empowered to adopt all the agreements necessary to implement the special share exchanges provided by this transitory provision.

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The Chairman reported to the Meeting that pursuant to the
provisions of Article 69 of the Companies' Act No. 18.046, the approval by this Meeting of the agreements on preferences for Series A and B shares shall grant dissenting shareholders the right to withdraw from Embotelladora Andina S.A. For purposes of effecting this withdrawal right, dissenting shareholders shall be deemed to be those shareholders who at this meeting oppose the agreements on preferences previously mentioned, and those shareholders who, not having attended the meeting, express in writing their withdrawal from the Company within the 30-day period mentioned below. The price which is to be paid for each share of Embotelladora Andina S.A. to the withdrawing shareholders who exercise their right to withdraw shall be the average weighted price of trades in Embotelladora Andina S.A.'s stock during the months of July and August, 1996, that is, $-------- per share. The right to withdraw may be exercised by the dissenting shareholders within a period of 30 days starting from the date this Meeting is held, the term of which shall expire on the ----------- day of ------------------- of this current year.

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CORPORATE CAPITAL
Upon the Chairman's request, the Meeting agreed to leave on record that after the amendments to the corporate by-laws approved at this meeting, the Company's capital is comprised as follows: Corporate capital 182,181,421,000 Chilean pesos divided into 395,595,788 Series A shares and 395,595,788 Series B shares, all of them without nominal value; Subscribed and paid capital 80,486,421,000 Chilean pesos divided into 352,595,788 shares, without nominal value, all of them of a same and single series, with no privilege at all.

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     The undersigned represents that the foregoing translation of the
Form of Amendments to Estatutos of Embotelladora Andina S.A. is a fair and accurate English translation of such document.


                                /s/ CAROL CROFOOT HAYES
                                Carol Crofoot Hayes
                                Senior Finance Counsel and
                                  Assistant Secretary